21 August 2013

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re : PT Indosat Tbk

        Form 20-F for the Fiscal Year Ended December 31, 2012 (the “Form-20 F”)

        Filed April 30, 2013

        File No. 001-13330

Dear Mr. Spirgel,

Thank you very much for your comment on our Annual Report on Form 20-F for Fiscal Year Ended December 31, 2012 filed on April 30, 2013. Set forth below is the response of PT Indosat Tbk (the “Company” or “Indosat”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). This comment was contained in the Staff’s comment letter to the Company dated July 30, 2013 (the “Comment Letter”).  A copy of the text of the Staff’s comment is set forth in this letter in italics and the Company’s response immediately follows the italicized comment.

13. Other Non-Current Assets - Net, page F-65:

1.

Please tell us how much of tax refund claims represented uncertain tax positions and whether you recognized a tax receivable for the full amount challenged by the tax authority. If so, please tell us the basis of your conclusion that a full amount will be recovered.

Response (all amounts are disclosed in millions of Rupiah):

As of December 31, 2012, the tax refund receivables recognized by the Company totaling Rp751,151 includes amounts related to uncertain tax positions of Rp405,565, mainly involving 2009 corporate income tax of Rp65,570 and the 2009 and 2010 value added taxes of Rp231,778 and Rp106,619 as discussed in (i) and (ii) below, respectively. The remaining tax refund receivable of Rp345,586 does not relate to uncertain tax positions as discussed in (iii) below.

The Company assessed the uncertain tax positions at the individual uncertainty level due to the specific nature of each position. A tax position is recognized if it is more likely than not that the position taken by the Company will be sustained upon examination by the Indonesian Tax Authorities (“ITA”), including resolution of any appeals or litigation, on the basis of the technical merits of the position. Indonesia uses a self-assessment system under which taxpayers calculate, pay, and report their own taxes in accordance with prevailing tax laws and regulations. The ITA may issue tax assessment letters to a taxpayer if, based on a tax audit or on other information, the ITA concludes the taxpayer has not fully paid all tax liabilities. At the discretion of ITA, a tax audit may be performed for each taxpayer and is typically conducted for all taxpayers claiming a tax refund (such as when a tax return shows an overpayment position of corporate income tax). A tax audit must be completed within 12 months from the submission of the overpayment corporate tax return; if the 12-month period lapses and a tax assessment letter (“SKP”) is not yet issued, then the tax refund is deemed granted.

The Company, in determining its uncertain tax position each year, involves personnel with experience and expertise in the application of Indonesian tax regulations and ITA interpretations.  When appropriate, the Company consults third-party experts before asserting tax positions in the Company’s tax filings.  Additionally, as part of the financial statement close process, the Company considers the results of tax assessments and tax court rulings related to the Company and to other parties in Indonesia to ensure that the Company’s identification and evaluation of uncertain tax positions reflects the most current information available.

The Company concluded that it was probable each tax receivable would be recovered in full, based on the analysis of each uncertainty summarized in (i) and (ii) below:

i.

Tax refund receivable from 2009 corporate income tax amounting to Rp65,570

In April 2011, the Company received an assessment letter on tax overpayment (“SKPLB”) from the ITA for the Company’s 2009 corporate income tax. The Company had initially claimed a tax overpayment of Rp95,677, but the ITA only allowed Rp29,272, leaving a balance of Rp66,405. The Company accepted a portion of the correction amounting to Rp835, which was charged to current operations in 2011, leaving a balance of Rp65,570 that the Company is claiming.

In July 2011, the Company submitted an objection letter to the ITA regarding the balance of the correction amounting to Rp65,570 which relates to the deductibility of the loss from a change in the fair value of derivatives. In June 2012, the Company received an unfavorable decision letter from the ITA. In September 2012, the Company submitted an appeal letter to the tax court, over which court proceedings are in progress.

During the preparation of the 2012 financial statements, the Company concluded that the above tax refund receivable was fully recoverable.  According to tax regulations, a company’s financial statements must be maintained in accordance with the prevailing accounting standards (Indonesian GAAP) unless the tax law stipulates otherwise. The tax regulations do not provide specific rules regarding the corporate tax consequences of derivative contracts. Therefore, the Company believes that in the absence of specific tax regulation on this matter, the corporate tax treatment of any gain or loss from such contracts should follow Indonesian GAAP. The Company measures derivative instruments at fair value through the income statement in accordance with Indonesian GAAP and has done so consistently from year to year. According to Indonesian GAAP, any gains arising from fair value changes in derivative contracts represent income while any loss arising from fair value changes represent expenses; accordingly the Company believes that the net derivative losses incurred are deductible and derivative gains recognized are taxable income for tax purposes.

The Company won a similar objection related to the fiscal year 2006. In June 2008, the Company received an SKPLB from the ITA for the Company’s 2006 corporate income tax. The Company had initially claimed a tax overpayment of Rp322,985, but the ITA only allowed Rp232,439, leaving a balance of Rp90,546. The Company accepted a portion of the correction (which did not relate to the deductibility of derivative losses) amounting to Rp7,919, which was charged to current operations in 2008, leaving a balance of Rp82,627 that the Company was claiming. In September 2008, the Company submitted an objection letter to the ITA regarding the balance of the correction amounting to Rp82,627 relating to the deductibility of the loss from the change in fair value of derivatives. In September 2009, the Company's objection was rejected by the ITA. In December 2009, the Company submitted an appeal letter to the tax court. In April 2011, the Company received the tax court’s decision letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. In June 2011, the Company received the tax refund from the ITA.

In the tax court’s decision letter, the tax judges noted that (i) the Company did not enter into the derivative transactions for speculative purposes but to manage potential risks from foreign currency or interest rate fluctuation, and thus, under the Indonesian income tax law, expenses derived from transactions for the purposes of earning, collecting and maintaining income should be deductible; and (ii) the Company’s financial statements had been maintained in accordance with Indonesian GAAP consistently, i.e. the Company measured derivative instruments at fair value through the income statement where any gains arising from fair value changes represent income while any loss arising from fair value changes represent expenses.

In addition, for the years 2004 and 2010, the Company deducted derivative losses amounting to Rp173,318 and Rp121,448, respectively, and the ITA did not make any unfavorable corrections to this treatment. During the tax audit for 2004, no questions were raised and no discussions were entered into with the tax auditor regarding the deduction of derivative losses. During the tax audit for 2010, the Company’s tax personnel had extensive discussions with the tax auditor regarding the deductibility of the derivative losses. These discussions included the tax court’s decision letter related to 2006, and based at least in part on such decision, the tax auditor did not object to the deduction made.

There have been no changes in the nature and purpose of derivative transactions entered by the Company since it commenced such transactions, i.e. derivative contracts are only entered into to manage potential risks from foreign currency or interest rate fluctuations.

For these reasons, the Company and its external tax consultant expect that the tax court will again rule in the Company’s favor and the Company will recover the related tax receivable in full.

At the time the 2012 financial statements were issued, no decision had yet been made by the ITA, however the Company will consider the ITA decision letter and any other developments related to this assessment as part of the 2013 financial statement preparation process.

ii.

Tax refund receivable from 2009 and 2010 Value Added Tax (“VAT”) amounting to Rp231,778 and Rp106,619, respectively

VAT is typically due on events involving the transfer of taxable goods or the provision of taxable services in the territory covered by Indonesian VAT laws (the “Indonesian Customs Area”). VAT is calculated by applying the VAT rate (currently 10%) to a relevant tax base. As a taxable enterprise, the Company is required to report its business activities and settle its VAT liabilities on these activities every month by using an input-output based approach. A vendor of taxable goods or services must typically charge VAT to the buyer. From the vendor’s perspective, it is an output VAT. The buyer has to pay the VAT to the vendor. From the buyer’s perspective, it is an input VAT. To the extent that the goods or services are necessary for running the buyer’s business, the input VAT can be credited against the buyer’s own output VAT collected from customers. By the VAT Law, all goods and services constitute taxable goods or taxable services, unless excepted as governed in Article 4A or exempted from imposition of VAT as governed in Article 16B of the VAT Law.

Under the VAT Law, if the Company delivers taxable and non taxable services covered by the VAT law, the input VAT relating to the delivery of non taxable services cannot be credited as input VAT.  If the input VAT cannot be clearly identified related to delivery of taxable or non taxable services, then determination of the amount of input VAT which is creditable should follow the guidance governed in the Ministry of Finance in Decision Letter No. 575/KMK.04/2000 (“KMK 575”).

In conducting its business as a telecommunications operator, the Company provides certain services subject to output VAT and certain services not subject to output VAT, such as overseas incoming interconnection services.

Overseas incoming interconnection transactions occur when a subscriber of an overseas telecommunications provider makes a phone call to Indonesia using an overseas telecommunications provider and the Company’s network. For utilization of the Company’s network, the Company issues an invoice to the overseas telecommunications provider. The Company does not charge 10% output VAT on overseas incoming interconnection charges. The Company's view is that the delivery of services takes place outside of the Indonesian Customs Area and thus it is not subject to output VAT. This treatment is supported by private tax ruling letter No.S-56/PJ.322/1998 obtained by the Company from ITA in March 1998.

2009 VAT

In April 2011, the Company received assessment letters on tax underpayment (“SKPKBs”) from the ITA as a result of tax audit on the Company’s VAT for the period January - December 2009 totalling Rp182,800 (including penalties). The Company accepted a portion of the correction amounting to Rp4,160, which was charged to current operations in 2011, leaving a balance of Rp178,640 to which the Company is objecting. The SKPKB was apparently issued due to the position taken by the ITA that overseas incoming interconnection services provided to the overseas operators are not subject to output VAT. This position resulted in the ITA making unfavorable corrections on the  creditable input VAT based on the KMK 575, as discussed earlier.

Under Indonesian tax law, a taxpayer is required to pay the tax underpayment amount as stated in the SKPKB within one month from the date of the SKPKB. The taxpayer can then make a claim for the tax paid through an objection or appeal process. In July 2011, the Company paid the claimed underpayment amounting to Rp178,640 and recorded it as part of “Claim for tax refund”. Then, in the same month, the Company submitted an objection letter to the ITA for the claim amount which is based on the rejection of some of the input VAT paid by the Company.

In April 2012, the Company was requested to register with the Tax Office for Large Taxpayers (“KPP LTO”) instead of the original State-owned Companies Tax Office (“KPP BUMN”). In June 2012, the Company received a decision from the ITA, represented by KPP LTO, that declined the Company’s objection and charged additional net VAT assessment of Rp53,138 for the period January - December 2009 on the basis that overseas incoming interconnection services were deemed to be subject to 10% output VAT and consequently, the entire input VAT was creditable (i.e. the ITA changed its tax position). In July 2012, the Company paid this amount to the KPP LTO.

In September 2012, the Company submitted an appeal letter to the ITA with respect to the correction of the Company’s VAT for the period January - December 2009 totalling Rp231,778 (comprised of the initial claim of Rp178,640 above and the net KPP LTO assessment of Rp53,138).

2010 VAT

In July 2012, the Company received SKPLB/ SKPKBs from the ITA (represented by KPP BUMN) for the Company’s VAT for the period January - December 2010. The Company had initially claimed a VAT overpayment of Rp37,153, but the ITA assessed net VAT underpayment of Rp69,466.  In August 2012, the Company paid this amount to the KPP LTO.

In October 2012, the Company submitted objection letters to the ITA (represented by KPP LTO) with respect to the Company’s VAT for the period January - December 2010 totalling Rp106,619.  These objection letters were based on the ITA’s rejection of some of the input VAT purportedly because, as discussed earlier, the ITA took the position that overseas incoming interconnection services are not subject to output VAT.

The Company’s VAT position

In the tax audit process for both 2009 and 2010 VAT, the ITA (represented by KPP BUMN) made a correction of the Company’s input VAT based on its position that overseas incoming interconnection services are not subject to output VAT and therefore the creditable input VAT needed to be recalculated using the guidance in the KMK 575 (there is no output VAT but a portion of input VAT is treated as not creditable).  However, the ITA (represented by KPP LTO) adopted a different position subsequently during the 2009 VAT objection process that the overseas incoming interconnection services is deemed to be subject to output VAT and that all of the input VAT should be creditable (there is output VAT and therefore the input VAT is creditable; the correction was made on output VAT side). This indicates that there are inconsistent tax positions between the two tax offices.

As stipulated in the VAT Law, the delivery of non taxable services are limited to those as covered by Articles 4A and 16B of the VAT Law. The Company firmly believes that while its overseas incoming interconnection services are not subject to output VAT, such services also do not fall under the category of transactions that are covered by these articles. Thus, there is no need to recalculate using the guidance under KMK 575 and therefore all of the input VAT can be creditable. On this basis, the Company objected to the corrections made by the VAT tax auditor for both fiscal year 2009 and 2010.

During the preparation of the 2012 financial statements, the Company concluded that the VAT tax refund receivable was fully recoverable. The Company believes it has a strong basis to argue in the tax appeal process that:

a.

The delivery of overseas interconnection incoming services is not subject to VAT as:

•

This issue has never been raised by the ITA in the Company’s historical VAT audits prior to fiscal year 2009 even though such services have been provided by the Company since the start of its commercial operations.

•

The Company believes that VAT is only payable if the service is performed in Indonesia and is of the view that the delivery of service for an overseas interconnection is outside of the Indonesian Customs Area. This is due to the fact that the Point of Interconnection does not occur in Indonesia; hence the delivery of service is considered to take place outside the Indonesian Customs Area.

•

The Company has a private tax ruling letter with respect to interconnection services covering the invoicing of interconnection services in the international line (incoming and outgoing traffic), which provides that the invoice of the local operator to offshore operators or invoicing of offshore operators to the local operator is not subject to VAT as the utilization of interconnection service is considered taking place outside of the Indonesian Customs Area. This private ruling has not been revoked and is in line with the prevailing tax regulations.

•

In practice, we believe that none of the other Indonesian telecommunication companies currently charges VAT on incoming interconnection call services.

a.

In addition, the treatment of overseas incoming interconnection services not subjected to 10% output VAT do not fall under the category of delivery of non taxable services that are covered by Articles 4A and 16B of the VAT Law. Accordingly, the Company believes that all of the input VAT is creditable, and there is no need to recalculate using the guidance under KMK 575 as performed and corrected by the ITA tax auditor in its assessment.

For these reasons, the Company and its external tax consultant expect that the tax court will rule in the Company’s favor and the Company will recover the related VAT receivable in full for both fiscal year 2009 and 2010.

iii.

Tax refund receivables from 2011 and 2012 corporate income taxes of the Company and its subsidiaries totaling Rp182,939 and Rp162,647, respectively.

As discussed further below, these items do not relate to uncertain tax positions. Under Indonesian tax law, a taxpayer is required to settle its income tax liabilities either by direct payments, payments withheld by third parties and taxes paid in advance on certain transactions.  Direct payments are made through monthly income tax installments (known as Article 25 income tax) which constitute prepayments of income tax for a given year.  The monthly income tax installment for a particular year is generally calculated using the corporate income tax return for the immediately preceding year.  Prepayments of income taxes for a given year may also come from taxes withheld by third parties on certain income (Article 23 income tax) or from taxes paid in advance on certain transactions (e.g., Article 22 income tax on imports). If the total amount of taxes prepaid in a given year (Articles 22, 23, and 25 income taxes) is less than the total corporate income tax liability determined at the end of the year, the corporate taxpayer is required to settle the shortfall before filing its corporate income tax return. Such a payment is referred to as Article 29 income tax. If a corporate taxpayer is in an “overpayment position” (i.e., the prepaid income tax exceeds the income tax liability), the corporate taxpayer can request a refund from the ITA.  A tax refund request typically triggers a tax audit.

In 2011 and 2012, the Company reported a tax loss position, and thus no income tax liability was incurred.  This resulted in an overpayment position since the income tax prepayments exceeded the income tax liability as claimed in each of the annual income tax returns for 2011 and 2012.

In June 2013, the Company received a SKPLB from the ITA for its 2011 corporate income tax amounting to Rp97,600, which is the same amount that the Company claimed in its annual income tax return. In July 2013, PT Indosat Mega Media (“IMM”), a subsidiary of the Company, received a SKPLB from the ITA for IMM’s 2011 corporate income tax. While IMM claimed a tax overpayment of Rp85,339 in its annual income tax return, the ITA refunded Rp90,812. IMM credited the difference to current operations in 2013.  In summary, the 2011 overpayment claimed by the Company and IMM has been approved by the ITA in full.

At the time the 2012 financial statements were issued, the 2011 corporate income tax had not yet been audited by the ITA. As of the date of this letter, the refund settlements for the 2011 corporate income tax had not yet been received and the 2012 corporate income tax has not yet been audited by the ITA.

During the preparation of the 2012 financial statements, the Company concluded that the tax refund receivables were fully recoverable.  As indicated above, the Company, in determining its corporate income tax position each year, involves personnel with significant experience and expertise in the application of Indonesian tax regulations and ITA interpretations.  When appropriate the Company consults third-party experts before asserting tax positions in the Company’s tax filings.  Additionally, as part of the financial statement close process the Company considers the results of tax assessments and tax court rulings related to the Company and to other parties in the Indonesian market to ensure that the Company’s evaluation of the recoverability of receivables reflects the most current information available.

In closing, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention.

Sincerely,

Curt Stefan Carlsson

Director and

Chief Financial Officer

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